UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2017

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: MEETING OF THE BOARD OF DIRECTORS

•	Arnaud Roy de Puyfontaine appointed Executive Chairman and Giuseppe Recchi Deputy Chairman

•	Board organisation completed with the establishment of the Committees

•	Revision and voluntary extension of the procedure for performing transactions with related parties

Milan, 1 June 2017 - The TIM Board of Directors, which met today, has renewed the governance structure and completed its internal organisation.

Having acknowledged the clearance issued by the European Commission on 30 May 2017 for the Vivendi-TIM concentration, the Board of Directors has appointed by majority Arnaud Roy de Puyfontaine as Executive Chairman and Giuseppe Recchi as Deputy Chairman; Flavio Cattaneo remains the Company’s Chief Executive Officer.

The current responsibilities and powers assigned to the Executive Chairman have all been confirmed (as described in the press release issued on 5 May 2017) with the exception of supervision of security matters and the company TI Sparkle. The Deputy Chairman has been assigned deputy functions.

The Board of Directors has also established internal Committees with the tasks and responsibilities set out in the Company’s Corporate Governance Principles (available for consultation on the website www.telecomitalia.com).

The composition has been defined as follows:

•	Strategy Committee – Chair of the Board of Directors, Chief Executive Officer, Directors Franco Bernabè, Dario Frigerio and Giuseppe Recchi;

•	Control and Risk Committee – Directors Lucia Calvosa, Francesca Cornelli, Frédéric Crépin, Félicité Herzog, Marella Moretti;

•	Nomination and Remuneration Committee – Directors Ferruccio Borsani, Frédéric Crépin, Anna Jones, Hervé Philippe and Danilo Vivarelli.

Moreover, the Board of Directors has appointed Director Franco Bernabè as Lead Independent Director for the financial year 2017.

Finally, the Board of Directors has reviewed and voluntarily extended, following the favourable opinion of all the independent Directors, the scope of application of the current Procedure for performing transactions with related parties, substituting the clause with which on 3 May 2017 it proceeded with a first extension and deciding to fully equate the reference shareholder Vivendi to a parent company for the purposes of identifying the scope of the related parties of TIM. The new version of the document will be published on the website www.telecomitalia.com.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1st, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager